

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2022

Vadim Mats
Chief Executive Officer
The NFT Gaming Company, Inc.
101 Eisenhower Parkway, Suite 300
Roseland, NJ 07068

**Re: The NFT Gaming Company, Inc.
Draft Registration Statement on Form S-1
Submitted March 31, 2022
CIK No. 0001895618**

Dear Mr. Mats:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

The Offering, page 3

1. We note your indication that there is no guarantee or assurance that your common stock will be approved for listing on Nasdaq. Revise to clarify whether or not your offering is contingent upon the Nasdaq listing. In addition, revise throughout to clarify whether you have already applied for the Nasdaq listing.

Risk Factors, page 6

2. We note your disclosure that your Certificate of Incorporation includes an exclusive forum provision. Please provide risk factor disclosure regarding the uncertainty as to whether a court would enforce this provision, the risks to investors, such as increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. We note that these provisions do not apply to actions arising under the Securities Act but it is unclear whether it applies to Exchange Act claims. To the extent it applies to Exchange Act claims, ensure that the provisions in your bylaws state this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

The sale of NFTs on our platform could be determined to be the unregistered sale of securities, page 15

3. We note the statement that "The public sale of securities may only be effected on securities exchanges that are registered with the SEC and pursuant to offerings registered with the SEC." This statement is not accurate. Please revise accordingly.

Management's Discussion and Analysis, page 36

4. Please refer to the first full paragraph of page 42. It appears you have commenced active development of twelve planned games. Please clarify the current stages of development of these games. Further, in accordance with Items 303(b)(2)(i) and (ii) of Regulation S-K, describe any significant economic changes related to your current game development activities that will materially affected the amount of reported income from continuing operations. If material, indicate the extent to which income from operations has been and/or will be affected.

Liquidity, Capital Resources and Plan of Operations, page 38

5. Please disclose the minimum funding required to remain in business for at least the next 12 months, as well as the minimum number of months that you will be able to conduct your planned operations using currently available capital resources. Refer to Item 303(a)(1) and (2) of Regulation S-K.

Business, page 40

6.   We note your disclosure that "NFTs have been generally built on the Ethereum blockchain but are now being built on others such as Solana due to cheaper network fees and faster transaction processing speeds." To the extent that you intend to utilize other blockchains for minting NFTs, please provide a discussion regarding the functionality differences between those blockchains and Ethereum. Be sure to include a discussion of the impact of transaction fees, lack of liquidity, and volatility as it relates to your NFT platform.

7.   We note your disclosure that you "will accept various cryptocurrencies, as a form of payment for purchases on [y]our platform." Please revise to disclose whether you intend to conduct due diligence regarding the identities of the users of your platform. Include a discussion regarding any applicable know-your-customer and anti-money laundering requirements under federal or state law and how you intend to comply. In addition, include a discussion of the process by which new users on your platform are onboarded and include risk factor disclosure regarding any failure to comply with applicable anti-money laundering and know-your-customer requirements.

8.   Please revise your disclosure to describe in more detail your plan of operations for the next 12 months. In this regard, please disclose any significant steps that must be taken or any significant future milestones that must be achieved in order to accomplish your objectives, including your anticipated timeline and expenditures for these events. Ensure that you have consistently described throughout your document the businesses that you plan to pursue, the extent to which you have any revenue or products, and the nature of your current assets.

9.   Please revise to clarify how you intend to hold your crypto assets such as whether they will be held in digital wallets, exchanges, or hardware wallets, and the security precautions you will take to keep your crypto assets secure. To the extent you intend to utilize a third-party for custody of your crypto assets, provide a discussion of the custody arrangements and expand your risk factors to address the relevant risks.

10.   Please provide a discussion regarding Ethereum gas fees and any other costs associated with the creation and transfer of NFTs or other crypto assets. Be sure to include a detailed discussion of the current average fees per transaction and how an increase in the fees would impact your business. In addition, discuss the feasibility of your NFT business model in light of the Ethereum gas prices and fees.

11. Please revise to provide a description of your "digital gaming platform" and how it will operate. Clarify whether this platform will permit transactions with crypto assets and/or more traditional payment methods such as credit or debit cards. To the extent you intend to accept crypto assets other than Ethereum, identify the crypto assets you intend to accept as payment or otherwise acquire. In addition, discuss whether you have a policy for determining whether to hold such crypto assets or immediately convert them into fiat currency or into other crypto assets. Finally, disclose the factors that you will consider in making such determinations.

12. We note that you intend to utilize smart contracts to sell your NFTs and to collect a royalty on the resale of those NFTs. Revise to provide more balanced disclosure of your assumptions regarding the resale and future value of the NFTs generated on your platform and whether you intend to maintain an interest in the future resale of those NFTs. Finally, include risk factor disclosure regarding the risk of coding errors or security vulnerabilities within the smart contracts and provide a more complete discussion regarding smart contract functionality and limits.

13. Please provide us with your legal analysis as to how you will conclude that crypto assets you accept as payment or may otherwise acquire are not securities. In your response, please specifically address how your applicable internal policies and procedures allow you to reach this conclusion and revise to add risk factor disclosure discussing the risks and limitations of your internal policies and procedures, including that they are risk-based judgments made by the company and not a legal standard or determination binding on any regulatory body or court. In preparing your response, you may find useful the letter sent by the SEC's Strategic Hub for Innovation and Financial Technology to The New York State Department of Financial Services on January 27, 2020, available at https://www.sec.gov/files/staff-comments-to%20nysdfs-1-27-20.pdf.

Intellectual Property, page 43

14. We note the disclosure regarding the intellectual property underlying the NFTs. Please explain to us how disputes over such rights will be resolved and your role in such resolution, including your role in the enforcement of such rights.

General

15. Please supplementally provide us with your detailed legal analysis as to why your NFT business does not involve the offer and sale of securities within the meaning of Section 2(a)(1) of the Securities Act of 1933, the offer and sale of which should be registered under the Act. Your analysis should address the NFTs themselves and the platform through which the NFTs are being issued, as well as the ongoing royalty payment. See Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc., 756 F.2d 230 (2d Cir. 1985).

16. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

 You may contact Joseph Kempf, Senior Staff Accountant, at 202-551-3352 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff Attorney, at 202-344-5791 or Matthew Derby, Staff Attorney, at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Richard Friedman